Mail Stop 4561
								June 29, 2005
Patrick White
Chief Executive Officer
Document Security Systems, Inc.
28 Main Street East, Suite 1525
Rochester, NY  14614

	Re:    	Document Security Systems, Inc.
		Registration Statement on Form S-3
		Filed May 31, 2005
		File No. 333-125373
		Form 10-KSB for the year ended December 31, 2004
		Form 10-QSB for the period ended March 31, 2005
		File No. 1-32146

Dear Mr. White:

      We have limited our review of the above-referenced Form S-3 registration statement to the request for confidential treatment, the selling shareholder table and to the disclosure controls and procedures in the above-cited Form 10-KSB. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We are in receipt of your request for confidential treatment of
Exhibit 10.21 filed in the December 31, 2004 Form 10-KSB. We will provide comments on the confidential treatment request, if any, in a separate letter. Please note that the confidential treatment request must be processed before effectiveness of the registration statement.

Selling Securityholders
2. Please identify the natural person or persons who have voting or investment control over Cameron Computers, Inc. See interpretation
4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the Corporation Finance telephone interpretations manual.

Form 10-KSB for the year ended December 31, 2004

Form 10-QSB for the period ended March 31, 2005

General
3. We note that you have used file number 0-14621 on the cover page
of the 2004 10-KSB and the most recent Form 10-QSB.  However, because
Document Security Systems is listed on the American Stock
Exchange,
its class of common stock is now registered under Section 12(b) of the Exchange Act. As such, your periodic reports should reference the new file number 1-32146. In future filings, please ensure that the cover sheet reflects the correct file number and indicates that
the company`s securities are registered under Section 12(b) of the Exchange Act and not under Section 12(g).
Disclosure Controls and Procedures
4. The conclusion of your principal executive and financial
officers
as to the effectiveness of your controls and procedures in the
Form
10-KSB are based on an evaluation carried out "within the 90 days
prior to the date of this report."   Item 307 of Regulation S-B
requires that the conclusion of your principal officers regarding the effectiveness of your controls and procedures should be provided "as of the end of the period covered by the report." Please confirm that you have met this standard and that you will conform your disclosure on a going-forward basis.
5. Your conclusion that your disclosure controls and procedures are effective "in timely alerting [management] to material periodic SEC filings" is significantly more limited than what is called for under
Rule13a-15(e) of the Exchange Act. Similar limiting language is included in the Form 10-QSB. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm both that your disclosure controls and procedures for the periods met all of the requirements of this section and that you will conform your disclosure in future filings.
6. We note that your disclosure regarding changes in internal control over financial reporting indicates that there were no changes "in the
90-day period prior to December 31, 2004." Please note that Item 308(c) of Regulation S-B requires that changes should be described that occurred during the issuer`s "last fiscal quarter" (or "fourth fiscal quarter" in the case of an annual report) that would materially affect or are reasonably likely to materially affect the issuer`s internal control over financial reporting. As the relevant reporting period may not always be consistent with a 90-day period, please advise and confirm that your disclosure controls and procedures will conform to the appropriate standard in future filings.
7. You state in the Form 10-QSB that there were "no significant or material changes" in the Company`s internal controls over financial reporting during the last fiscal quarter. Please note that Item 308(c) requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the registrant`s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. Please confirm, if true, that you met this standard and that you will conform your disclosure to the requirements of Item 308(c) in future filings.


       As appropriate, please respond to our comments on your Forms
10-KSB and
10-Q filings within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 		should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457 or, in her absence, the undersigned at (202)-551-
3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  212-557-0295
	Brian C. Daughney, Esq.
      Goldstein & DiGioia LLP




??

??

??

??

Patrick White
Document Security Systems, Inc.
June 29, 2005
Page 1